Employment Agreement

Exhibit 4.132

Agreement Number: ________

Employment Agreement

The Employer (Party A): Beijing A.B.C Investment Consulting Co., Ltd.

The Employee (Party B): Huakang Xiong

Employment Agreement

Employment Agreement

The Employer (Party A): Beijing A.B.C Investment Consulting Co., Ltd.
Registered Address: 25B, New Poly Plaza, No. 1 North Chaoyangmen Street, Dongcheng
District, Beijing
Legal Representative: Lin You Su

The Employee (Party B): Huakang Xiong
Address:
ID Card Number: 422728195509130017
Technical Title:

In order to specify the rights and obligations of Party A and Party B, on the principles of equality, freewill and consensus and after full and friendly consultations, Party A and Party B have entered into this Employment Agreement for mutually abiding by the articles hereunder.

Article 1 Position

Party A employs Party B to assume the position of General Manager of Fujian Region.

Article 2 Duties and Job Objectives

(Please refer to the Operation Goals Responsibility Letter separately concluded by Party A and Party B.)

Article 3 Party A’s Authorization to Party B

(Please refer to the Authorization Document issued by Party A to Party B.)

Article 4 Agreement Term

The term of this Agreement shall commence from May 1, 2009 to April 30, 2012. The probationary period shall commence from the commencement date of this Agreement to October 31, 2009.

Working Hours: Party A agrees Party B to implement flexible working hours, but Party B shall report to the designated personnel of Party A once or twice every week. In the event that Party A’s rules and regulations otherwise require or the laws and regulations concerning this position otherwise require, relevant requirements shall be followed.

Article 5 Salary and Remuneration

Employment Agreement

Both Parties confirm that, the pre-tax monthly salary of Party B shall be RMB 30,000, and Party A shall withhold and pay the individual tax and other fees which shall be born by the individual.

Party A shall set aside 20% of Party B’s monthly salary each month as the risk deposit of work assessment and performance appraisal of Party B of the current year. Party A shall pay whole or partial deposit to Party B based on the result of his work and performance assessment.

Party A shall, taking the work performance of Party B into account, give an annual reward besides the agreed remuneration.

Other treatment shall be the same with that applicable to the employees who have entered into formal labor contracts with Party A on the same level positions. Detailed information please refer to the regulations of Party A.

Business travel expenses and allowances shall be reimbursed according to the regulations of Party A.

The aforesaid allowances shall be implemented according to the regulations of the current year carried out by Party A.

Article 6 Vacation

During the term of this Agreement, Party B shall be entitled to enjoy marriage leave, maternity leave and paid annual leave. The paid annual leave for Party B shall be implemented according to the annual leave system of the company.

In case of illness or private affairs, Party B shall go through relevant procedures for sick leave or personal leave according to relevant regulations of Party A.

In the event that the one-way distance between the working place and the habitual place of Party B is over 600 km, or Party B and his spouse live in separate places with a one-way distance of more than 600 km, Party B shall enjoy three (3) paid family leaves (three (3) round-trips) for each year, with seven (7) days for each leave. The total amount for the traveling expenses for paid family leaves shall be RMB 12,000 each year, in case of any excess, the excessive part shall be born by Party B himself, and in case of any surplus, Party B shall provide official invoices with the equal value to the surplus for setting off it.

Article 7 Miscellaneous

1.	Party A shall keep high confidentiality of the personal life, work and archive materials, health condition, remuneration and other information of Party B.

Employment Agreement

2.

Party B shall strictly abide by the management systems and regulations of Party A, faithfully implement duties, observe position responsibilities, devote and dedicate to the job and fulfill the job objective and protect the interest of Party A.

3.

The remuneration for Party B in case of suffering from occupational disease or work-related injuries, the funeral expense, once-off pension cost and life subsidy for feeding immediate relatives, etc. shall be implemented with reference to the provisions applicable to the employees who have entered into formal labor contracts with Party A according to relevant laws, regulations, rules and policies of China.

4.

The medical period and remuneration of Party B in case of sickness or injuries, etc. shall be implemented with reference to the provisions applicable to the employees who have entered into formal labor contracts with Party A according to relevant laws, regulations, rules and policies of China and the regulations stipulated by Party A according to law.

5.	Party A shall not take out basic social insurances for Party B.

6.	In the event Party B violates the management system of Party A, Party A shall be entitled to punish Party B according to the provisions of management system.

7.	In case of dimission, Party B shall return all relevant materials under his custody to Party A and abide by the provisions of the confidentiality system of Party A.

8.	________________________________________________________

Article 8 Termination of the Agreement

In case this Agreement is terminated due to Party A’s reason, Party A shall, based on the standard of the average monthly salary for that position (office) within the year of terminating this Agreement, pay Party B the economic compensation equal to one month’s average salary for every full year.

In case Party B proposes to terminate this Agreement, Party A shall pay Party B the deserved salary according to the actual working time of Party B.

Article 9 Liabilities for Breach of Agreement

(1)	In case Party A withholds the salary deserved by Party B without cause, Party B shall be entitled to claim against Party A.

(2)

In the event Party B refuses to return relevant materials under his custody to Party A when he leaves his office, or Party B fails to abide by the regulations of the confidentiality system of Party A, which have caused losses to Party A, Party A shall be entitled to claim against Party B.

Employment Agreement

Article 10 Dispute Resolution

In case of any dispute between Party A and Party B during the process of performing this Agreement, the Parties shall try their best to hold friendly consultations. In case such dispute cannot be resolved through consultations, the Parties may submit such dispute to the court for settlement.

Article 11 Supplementary Provisions

1.	This Agreement shall come into effect after being signed by the authorized representative of Party A or affixed with the stamp of Party A, and signed by Party B.

2.	This Agreement shall be signed in two (2) counterparts and Party A and Party B shall each hold one (1).

Party A (Stamp):                                             Party B (Signature):

Legal Representative or Authorized Representative
(Signature):

Signing Date: _____________